IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

THE RED OAK FUND, L.P. Plaintiff, v. DIGIRAD CORPORATION, JEFFREY E. EBERWEIN, CHARLES M. GILLMAN, JOHN M. CLIMACO, JAMES B. HAWKINS, AND JOHN W. SAYWARD Defendant.	)))))))))))))	Civil Action No.

MOTION FOR EXPEDITED PROCEEDINGS

Plaintiff The Red Oak Fund, LP (“Red Oak”), consistent with the process contemplated by Section 225 of the Delaware General Corporation Law, and pursuant to Court of Chancery Rules 4, 12(a) and 26, hereby moves for an Order setting forth an expedited schedule for this action including (i) shortening the time to answer the verified complaint (the “Complaint”), (ii) scheduling a trial for resolution of the issues raised in the Complaint within45 days or at the earliest time available to the Court and (iii) ordering expedited discovery.

1.

Red Oak is both a record owner and beneficial owner of shares of Digirad Corporation (“Digirad”).  At all times relevant to the allegations in the Complaint, Red Oak beneficially owned 1,041,619 shares of Digirad’s common stock, or approximately 5.4% of the company’s voting shares.

2.

As set forth in more detail in the Complaint, Red Oak initiated this summary proceeding under Section 225 of the Delaware General Corporation Law to review the validity of the May 3, 2013 corporate election of directors for Digirad.  Red Oak had sought to elect a new slate of five directors at the annual meeting.  However, before the annual meeting, and as part of current management’s proxy solicitations, certain individual directors made misrepresentations to shareholders and engaged in trickery that undermined the fairness of the election.

3.

First, the Company’s proxy advisor, InvestorCom, Inc., at the direction of current management, provided several large and small investors with what was purported to be voting information about the preliminary results of the election, including how many shares had supposedly been voted for each side and how specific shareholders had purportedly voted (and the number of shares they had voted).  In addition to the fact that such communications themselves are improper, the information itself was materially inaccurate.

4.

Second, Digirad’s Chairman of the Board, Jeffrey E. Eberwein, in an improper attempt to influence the outcome of the election made direct statements to certain stockholders that the Company “already had over 50% of the vote,” “had the vote won,” “it’s a landslide,” and “it’s not even close.”  Each of these proxy solicitations were demonstrably false when made, and was expressly and improperly designed to coincide with efforts by the Company’s advisor and management to gain votes from shareholders for the Company’s slate.

5.

Third, Digirad impeached the integrity of the election by attempting to vote the Company’s treasury shares (held in an outside brokerage account) in favor of the company slate, even though treasury shares are ineligible to vote.  In addition, Digirad included the ineligible treasury shares in the improper and inaccurate tallies reported to certain shareholders.  The Inspector of Elections ferreted out Digirad’s improper conduct and properly rejected the treasury shares.  Digirad’s shareholders, however, were never informed of management’s trickery before the election was closed.

6.

Fourth, Digirad delayed the announcement of its highly negative financial performance until the next business day after the election.  Digirad’s delay of the announcement was a material omission that deprived shareholders of full and accurate information bearing directly on the contested election of directors.

7.

“[D]irectors of Delaware corporations are under a fiduciary duty to disclose fully and fairly all material information within the board’s control when it seeks shareholder action.” Stroud v. Grace, 606 A.2d 75, 84 (Del. 1992).  The duty exists regardless of whether a corporation is registered and publicly traded, dark and delisted, or closely held.  Cf. Unanue v. Unanue, 2004 Del. Ch. LEXIS 153, at *39-40 (Del. Ch. Nov. 3, 2004).  This fiduciary duty to disclose often overlaps the affirmative duties to disclose under the federal securities laws.  Where the federal laws mandate disclosure, Delaware law requires that any disclosure made be full and fair.  Id.  See also Stroud, 606 A.2d at 84; Zirn v. VLI Corp., 681 A.2d 1050, 1058 (Del. 1996) (“The goal of disclosure is, however, to provide a balanced and truthful account of those matters which are discussed in a corporation's disclosure materials.”).

8.

As applied here, the Chairman and the company’s current directors, either directly or through their agents, in the course of making proxy solicitations regarding a contested election, and in violation of their fiduciary duties made materially false statements and omitted material information in their communications with investors that destroyed the integrity of the corporate election.  At the time, Defendants knew or should have known that such statements were materially inaccurate and misleading when made and were likely to influence the votes or efforts of the persons to whom they were made. Because Defendants or their agents were improperly reporting the outcome of an election and including in their vote tally treasury shares they knew the company was not entitled to vote, the communications were not full or fair, and were likely to influence the election.

9.

The final result of the election was 41% of shares in favor of the incumbent slate of directors and 34% in favor of the challenging Red Oak slate of directors.  Given the actions and omissions described above and detailed in the Complaint, at present there is a dispute over the legality and fairness of the election and whether the elected board was properly elected.  Accordingly, Plaintiff has sought this Court’s intervention pursuant to Section 225 to void the election.

10.

The next annual meeting of shareholders is not until next year.  Because it would be improper and unfair for the current directors to maintain control for an entire year given the cloud created by the misrepresentations at issue in this case, Plaintiff seeks an order from this court setting a special meeting as soon as practicable for the purpose of conducting a fair election.

11.

As this Court is already aware, claims under Section 225 relating to contested director elections are routinely expedited.  See, e.g., Oralco, Inc. v. Bradley, 1992 Del. Ch. LEXIS 256, at *1-2 (Del. Ch. Dec. 15, 1992); Kirkland v. Int’l Cmty. Corp., 1984 Del. Ch. LEXIS 595, at *1 (Del. Ch. July 13, 1984).  Indeed, “section 225 proceedings are, by their very nature, summary and expedited.”  Box v. Box, 697 A.2d 395, 399 (Del. 1997).

12.

This case presents a paradigm example of a Section 225 proceeding where expedited treatment is appropriate.  Expediting discovery and trial ensures that shareholders are provided an opportunity to have a special election and make their voting decisions based on accurate and complete information.  Expediting trial will minimize any risk that the corporate actions taken by directors who were not properly elected will later be challenged and invalidated.

WHEREFORE, Plaintiff respectfully requests that this Court expedite the pleadings, discovery and trial in this case.

Dated: May 15, 2013

PRICKETT, JONES & ELLIOTT, P.A.

/s/ Elizabeth M. McGeever

Elizabeth M. McGeever (I.D. No. 2057)

Laina M. Herbert (I.D. No. 4717)

1310 King Street

P.O. Box 1328

Wilmington, DE  19899

TEL: (302) 888-6500

emmcgeever@prickett.com

lmherbert@prickett.com

Attorneys for Plaintiff

OF COUNSEL:

Daniel F. Wake

Daniel E. Rohner

SANDER INGEBRETSEN & WAKE, P.C.

1660 17th Street, Suite 450

Denver, Colorado  80202

Telephone: (303) 285-5544

Facsimile: (303) 285-5301

Email: dwake@siwlegal.com

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